

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2011

Via E-Mail
Yan Lin
Chief Executive Officer
Jintai Mining Group, Inc.
c/o Gersten Savage LLP
600 Lexington Avenue, 9th Floor
New York, NY 10022

Re: **Jintai Mining Group, Inc.**
Amendment No. 7 to Registration Statement on Form S-1
File No. 333-168803
Filed May 11, 2011

Dear Mr. Lin:

We have reviewed your response letter and amended filing, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 7 to Form S-1

11. Impairment of long lived assets, page Q-8

1.   We note your response to prior comment five indicates that when you reached the decision to sell certain of your fixed assets, you believed that it was more than likely that the amount expected to be recovered from the sale would exceed the carrying amount of such fixed assets. Considering the nature of the assets, please explain in further detail how you expected to receive consideration for your facilities that was in excess of your book value. In addition, since you ultimately abandoned these facilities rather than sell them, clarify how your decision to sell your fixed assets met the criteria specified in ASC 360-10-45-9. Lastly, tell us how you considered ASC 360-10-35-47 and 48, and explain in detail why the timing of your recognition of the loss is supported by GAAP.

Note 14 Convertible Notes and Warrants, page Q-18

Fair Value on a Recurring Basis, page Q-19

2.   We note your responses to prior comments seven and eight, as well as the modification to your warrant agreements filed in Exhibit 10.21 dated May 10, 2011. Please provide us with your full analysis under U.S. GAAP as to why the accounting currently reflected in your filing is appropriate. In this regard, it appears that the warrants should be accounted for as a liability through the modification date, and we reissue prior comments seven and eight.

3.   With respect to your valuation of your warrant liabilities, please provide the disclosures required by ASC 820-10-50-2(c), if applicable.

4.   We note Exhibit 10.21 indicates that the warrant holders agreed to the modification in consideration of the recitals and "other consideration." Please describe to us the other consideration. If no monetary consideration was provided, please explain why the warrant holders agreed to the modification. Finally, tell us how you considered whether the warrant modification had an accounting consequence.

Cover Page

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact John Cannarella at (202) 551-3337 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Arthur Marcus, Esq.